Exhibit 99.1

SAP Announces Second Quarter and First Half 2015 Results	Page 1

For Immediate Release

July 21, 2015

SAP Announces Second Quarter and First Half 2015 Results

Cloud Revenue up 129% – SAP Business Network Revenue up 194%

•	Strong Growth in New Cloud Bookings: Up 162%

•	Non-IFRS Cloud and Software Revenue Increased 21% to €4.06 Billion

•	HANA Customers Doubled Year Over Year, S/4HANA Customers Up More Than 140% Quarter Over Quarter

•	Non-IFRS Operating Profit Increased 13% to €1.39 Billion

•	Reiterates Full Year 2015 Outlook

WALLDORF, Germany – July 21, 2015 – SAP SE (NYSE: SAP) today announced its financial results for the second quarter and first half ended June 30, 2015.

SAP again delivered exceptionally strong growth in the cloud. Second quarter non-IFRS cloud subscriptions and support revenue grew 129% year-over-year (92% at constant currencies) to €555 million.1 New cloud bookings, the key measure for SAP’s sales success in the cloud, increased 162% in the second quarter to €203 million.2

The Company had a very strong non-IFRS cloud and software revenue performance with 21% growth (9% at constant currencies) to €4.06 billion. Non-IFRS operating profit increased 13% (1% at constant currencies) to €1.39 billion.

“When I speak with CEOs, they are looking for a road map to digitize their business and to create new business models,” said SAP CEO Bill McDermott. “Our business is thriving because we have the most complete vision for how to make this transition to digital business a simple one. I am confident that our strategy to deliver a platform, applications and business networks is exactly what customers need from SAP.”

“Our second quarter growth in new cloud bookings was significantly higher than in the first quarter. This momentum showed across our entire cloud and business network portfolio,” said SAP CFO Luka Mucic. “Our operating profit performance is beginning to reflect the business transformation we initiated to make SAP ready for the future. We are on track to achieve our full year business outlook.”

[1]	For the second quarter 2015, Fieldglass contributed €21 million and Concur contributed €137 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies. The Fieldglass acquisition was closed on May 2nd 2014.

[2]	New cloud bookings consist of all order entry of a given period that is expected to be classified as cloud subscription and support revenue and results from purchases by new customers and from incremental purchases by existing customers. The order amount must be contractually committed (i.e. variable amounts from pay-per-use and similar arrangements are not included). Consequently, due to their uncommitted pay-per-use nature Ariba and Fieldglass network transaction fees are not reflected in the new cloud bookings metric. Amounts included in the measure are annualized. Concur contributed €46 million to SAP’s new cloud bookings in the second quarter.

SAP Announces Second Quarter and First Half 2015 Results	Page 2

BUSINESS HIGHLIGHTS IN THE SECOND QUARTER 2015

Strong Momentum in Human Capital Management and Customer Engagement and Commerce Drives Cloud Applications Revenue

Customers increasingly turn to us to manage the total workforce, both permanent and flexible workers, globally. Our Human Capital Management offering, SuccessFactors Employee Central, is localized for 71 countries and the number of customers has increased to more than 730 from around 390 a year ago. This represents an 87% growth in customers in just 12 months. We also saw strong growth in Customer Engagement and Commerce where SAP is helping businesses track and engage customers in real-time across all channels and seamlessly execute and fulfill ecommerce in one end-to-end value chain. New cloud bookings for Customer Engagement and Commerce once again saw strong triple digit growth.

Surge in Number of SAP S/4HANA Customers

Customer adoption confirms that SAP HANA is key to running a data-driven business in the Digital Economy. This quarter, the number of HANA customers surpassed 7,200 compared with 3,600 a year ago. S/4HANA’s robust early traction – more than 900 SAP S/4HANA customers by the end of the second quarter compared to over 370 at the end of the first quarter – is a major catalyst in SAP HANA’s broader market adoption across all industries and regions.

SAP Business Network Increases in Size, Revenue and Relevance

As the SAP Business Network grows, its value increases for all companies taking advantage of frictionless commerce in the digital economy. Total revenue in the SAP Business Network segment was €400 million (€333 million at constant currencies) in the second quarter, a year-over-year increase of 194% (145% at constant currencies). Approximately 1.9 million connected companies trade over $800 billion of commerce3 on this network.

Regional Performance

Growth was solid in the EMEA region, with a 10% increase in non-IFRS cloud and software revenue. Non-IFRS cloud subscriptions and support revenue grew by 94% with triple-digit growth in new cloud bookings. Some highlights in the region include very strong growth across cloud and software in the Middle East and solid growth in Germany, France and the UK.

The Americas region saw strong double-digit growth, with non-IFRS cloud and software revenue growing 36%. Cloud subscriptions and support revenue in the region grew 141% with new cloud bookings nearly tripling, driven by a very strong performance in North America. The United States was a highlight with a strong performance across cloud and software. Regional macro-economic issues impacted results across Latin America.

In the APJ region, non-IFRS cloud subscriptions and support revenue grew by 138%, driving non-IFRS cloud and software revenue up 19%. New cloud bookings grew triple-digits. Japan continued its recovery with another strong quarter across cloud and software.

[3]	Network spend volume is the total value of purchase orders transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months.

SAP Announces Second Quarter and First Half 2015 Results	Page 3

FINANCIAL RESULTS IN DETAIL

FINANCIAL RESULTS IN THE SECOND QUARTER 2015

	Second Quarter 20151)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q2 2015	Q2 2014	% change	Q2 2015	Q2 2014	% change	% change const. curr.
Cloud subscriptions and support	552	241	129	555	242	129	92
Software licenses and support	3,510	3,116	13	3,510	3,117	13	3
Cloud and software	4,062	3,357	21	4,065	3,359	21	9
Total revenue	4,970	4,151	20	4,972	4,153	20	8
Operating profit	701	698	1	1,394	1,236	13	1
Profit after tax	469	556	–16	960	938	2
Basic earnings per share (€)	0.39	0.47	–16	0.80	0.79	2
Number of employees (FTE)	74,497	67,651	10	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €552 million (2014: €241 million), an increase of 129%. Non-IFRS cloud subscriptions and support revenue was €555 million (2014: €242 million), an increase of 129% (92% at constant currencies). IFRS software licenses revenue was €979 million (2014: €957 million), an increase of 2%. Non-IFRS software licenses revenue was €979 million (2014: €957 million), an increase of 2% (a decrease of 7% at constant currencies). IFRS software licenses and support revenue was €3.51 billion (2014: €3.12 billion), an increase of 13%. Non-IFRS software licenses and support revenue was €3.51 billion (2014: €3.12 billion), an increase of 13% (3% at constant currencies). IFRS cloud and software revenue was €4.06 billion (2014: €3.36 billion), an increase of 21%. Non-IFRS cloud and software revenue was €4.06 billion (2014: €3.36 billion), an increase of 21% (9% at constant currencies). IFRS total revenue was €4.97 billion (2014: €4.15 billion), an increase of 20%. Non-IFRS total revenue was €4.97 billion (2014: €4.15 billion), an increase of 20% (8% at constant currencies).

IFRS operating profit was €701 million (2014: €698 million), an increase of 1%. Non-IFRS operating profit was €1.39 billion (2014: €1.24 million), an increase of 13% (1% at constant currencies). IFRS operating margin was 14.1% (2014: 16.8%), a decrease of 2.7 percentage points. Non-IFRS operating margin was 28.0% (2014: 29.8%), a decrease of 1.7 percentage points (2.0 percentage points at constant currencies).

IFRS profit after tax was €469 million (2014: €556 million), a decrease of 16%. Non-IFRS profit after tax was €960 million (2014: €938 million), an increase of 2%. IFRS basic earnings per share was €0.39 (2014: €0.47), a decrease of 16%. Non-IFRS basic earnings per share was €0.80 (2014: €0.79), an increase of 2%. The IFRS and non-IFRS effective tax rates in the second quarter of 2015 were 26.4% (2014: 22.6%) and 27.8% (2014: 25.4%), respectively.

SAP Announces Second Quarter and First Half 2015 Results	Page 4

FINANCIAL RESULTS IN THE FIRST HALF 2015

	First Half 20151)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	6M 2015	6M 2014	% change	6M 2015	6M 2014	% change	% change const. curr.
Cloud subscriptions and support	1,056	460	129	1,063	463	130	93
Software licenses and support	6,660	5,836	14	6,660	5,839	14	4
Cloud and software	7,715	6,296	23	7,723	6,301	23	10
Total revenue	9,467	7,849	21	9,475	7,854	21	9
Operating profit	1,339	1,421	–6	2,451	2,155	14	0
Profit after tax	882	1,090	–19	1,657	1,604	3
Basic earnings per share (€)	0.74	0.91	–19	1.39	1.34	3
Number of employees (FTE)	74,497	67,651	10	N/A	N/A	N/A	N/A

1)	All figures are unaudited.

2)	For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €1.06 billion (2014: €460 million), an increase of 129%. Non-IFRS cloud subscriptions and support revenue was €1.06 billion (2014: €463 million), an increase of 130% (93% at constant currencies). IFRS software licenses revenue was €1.67 billion (2014: €1.58 billion), an increase of 6%. Non-IFRS software licenses revenue was €1.67 billion (2014: €1.58 billion), an increase of 6% (a decrease of 4% at constant currencies). IFRS software licenses and support revenue was €6.66 billion (2014: €5.84 billion), an increase of 14%. Non-IFRS software licenses and support revenue was €6.66 billion (2014: €5.84 billion), an increase of 14% (4% at constant currencies). IFRS cloud and software revenue was €7.72 billion (2014: €6.30 billion), an increase of 23%. Non-IFRS cloud and software revenue was €7.72 billion (2014: €6.30 billion), an increase of 23% (10% at constant currencies). IFRS total revenue was €9.47 billion (2014: €7.85 billion), an increase of 21%. Non-IFRS total revenue was €9.47 billion (2014: €7.85 billion), an increase of 21% (9% at constant currencies).

IFRS operating profit was €1.34 billion (2014: €1.42 billion), a decrease of 6%. Non-IFRS operating profit was €2.45 billion (2014: €2.16 billion), an increase of 14% (flat at constant currencies). IFRS operating margin was 14.1% (2014: 18.1%), a decrease of 4.0 percentage points. Non-IFRS operating margin was 25.9% (2014: 27.4%), a decrease of 1.6 percentage points (2.3 percentage points at constant currencies).

IFRS profit after tax was €882 million (2014: €1.09 billion), a decrease of 19%. Non-IFRS profit after tax was €1.66 billion (2014: €1.60 billion), an increase of 3%. IFRS basic earnings per share was €0.74 (2014: €0.91), a decrease of 19%. Non-IFRS basic earnings per share was €1.39 (2014: €1.34), an increase of 3%. The IFRS and non-IFRS effective tax rates for the first half of 2015 were 20.9% (2014: 23.4%) and 25.6% (2014: 25.6%), respectively.

Operating cash flow was €2.78 billion (2014: €2.58 billion), an increase of 8% year-over-year. Free cash flow increased slightly year-over-year to €2.50 billion (2014: €2.27 billion). Free cash flow was 26% of total revenue (2014: 29%). At June 30, 2015, SAP had a total group liquidity of €4.18 billion (December, 2014: €3.42 billion), which includes cash and cash equivalents and current investments. Net liquidity 2 at June 30, 2015 was -€6.25 billion compared to -€7.67 billion at December 31, 2014.

SAP Announces Second Quarter and First Half 2015 Results	Page 5

BUSINESS OUTLOOK 2015

The Company reiterates the following 2015 outlook:

•

Based on the strong momentum in SAP’s cloud business the Company expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 - €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	The Company expects full year 2015 non-IFRS cloud and software revenue to increase by 8% - 10% at constant currencies (2014: €14.33 billion).

•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion - €5.9 billion at constant currencies (2014: €5.64 billion).

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates stay at the June 2015 average level for the rest of the year, the Company would expect approximately a 5 to 8 percentage points currency benefit on cloud and software growth and 5 to 8 percentage points currency benefit on operating profit growth for the third quarter of 2015 and 6 to 9 percentage points and 7 to 10 percentage points respectively for the full-year 2015.

Additional Information

2015 revenue and profit figures include the full revenue and profit from Concur and Fieldglass. The comparative numbers for 2014 include Concur and Fieldglass starting December 4 and May 2, respectively.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Second Quarter 2015 Interim Report

SAP’s second quarter 2015 Interim Report was published today and is available for download at www.sap.com/investor.

Webcast

SAP earnings conference call for financial analysts will take place on Tuesday, July 21st at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 293,500 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber          +49 (6227) 7-44872    investor@sap.com, CET

SAP Announces Second Quarter and First Half 2015 Results	Page 6

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Andy Kendzie	+1 (202) 312-3919	andy.kendzie@sap.com, ET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	1 (800) 872-1SAP (1-800-872-1727)

Note to editors:

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# # #

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Appendix – Financial Information to Follow

FINANCIAL INFORMATION

FOR THE SECOND QUARTER 2015

(Condensed and Unaudited)

Page
Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1-F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Cash Flows	F4

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F6
Explanation of Non-IFRS Adjustments	F7
Revenue by Region	F8-F9

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended June 30

€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	552	241	129
Software licenses	979	957	2
Software support	2,531	2,158	17
Software licenses and support	3,510	3,116	13
Cloud and software	4,062	3,357	21
Services	908	794	14
Total revenue	4,970	4,151	20

Cost of cloud subscriptions and support	–212	–105	>100
Cost of software licenses and support	–560	–517	8
Cost of cloud and software	–772	–621	24
Cost of services	–835	–667	25
Total cost of revenue	–1,607	–1,289	25
Gross profit	3,363	2,862	18
Research and development	–728	–566	29
Sales and marketing	–1,314	–1,049	25
General and administration	–256	–218	17
Restructuring	–367	–39	>100
TomorrowNow and Versata litigation	0	–289	<-100
Other operating income/expense, net	3	–3	<-100
Total operating expenses	–4,269	–3,453	24
Operating profit	701	698	1

Other non-operating income/expense, net	–53	4	<-100
Finance income	39	47	–17
Finance costs	–50	–30	69
Financial income, net	–11	17	<-100
Profit before tax	637	719	–11
Income tax TomorrowNow and Versata litigation	0	76	<-100
Other income tax expense	–168	–239	–30
Income tax expense	–168	–163	3
Profit after tax	469	556	–16
attributable to owners of parent	471	557	–15
attributable to non-controlling interests	–3	–1	>100

Earnings per share, basic (in €)1)	0.39	0.47	–16
Earnings per share, diluted (in €)1)	0.39	0.47	–16

1)

For the three months ended June 30, 2015 and 2014, the weighted average number of shares was 1,196 million (diluted 1,198 million) and 1,194 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – HALF-YEAR

For the six months ended June 30

€ millions, unless otherwise stated	2015	2014	Change in %
Cloud subscriptions and support	1,056	460	129
Software licenses	1,675	1,581	6
Software support	4,985	4,255	17
Software licenses and support	6,660	5,836	14
Cloud and software	7,715	6,296	23
Services	1,751	1,553	13
Total revenue	9,467	7,849	21

Cost of cloud subscriptions and support	–409	–188	>100
Cost of software licenses and support	–1,103	–1,016	9
Cost of cloud and software	–1,512	–1,204	26
Cost of services	–1,654	–1,321	25
Total cost of revenue	–3,166	–2,525	25
Gross profit	6,301	5,324	18
Research and development	–1,451	–1,116	30
Sales and marketing	–2,568	–2,016	27
General and administration	–528	–423	25
Restructuring	–418	–54	>100
TomorrowNow and Versata litigation	0	–290	<-100
Other operating income/expense, net	3	–4	<-100
Total operating expenses	–8,128	–6,428	26
Operating profit	1,339	1,421	–6

Other non-operating income/expense, net	–201	–7	>100
Finance income	87	69	26
Finance costs	–109	–61	81
Financial income, net	–22	9	<-100
Profit before tax	1,115	1,423	–22
Income tax TomorrowNow and Versata litigation	0	77	<-100
Other income tax expense	–233	–409	–43
Income tax expense	–233	–332	–30
Profit after tax	882	1,090	–19
attributable to owners of parent	885	1,091	–19
attributable to non-controlling interests	–3	–1	>100

Earnings per share, basic (in €)1)	0.74	0.91	–19
Earnings per share, diluted (in €)1)	0.74	0.91	–19

1)

For the six months ended June 30, 2015 and 2014, the weighted average number of shares was 1,196 million (diluted 1,198 million) and 1,194 million (diluted: 1,197 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at June 30, 2015 and December 31, 2014

€ millions	2015	2014
Cash and cash equivalents	3,923	3,328
Other financial assets	381	678
Trade and other receivables	4,521	4,342
Other non-financial assets	634	435
Tax assets	252	215
Total current assets	9,710	8,999

Goodwill	22,157	20,866
Intangible assets	4,557	4,604
Property, plant, and equipment	2,145	2,102
Other financial assets	1,336	1,021
Trade and other receivables	90	100
Other non-financial assets	167	164
Tax assets	262	231
Deferred tax assets	520	230
Total non-current assets	31,233	29,319
Total assets	40,944	38,318

as at June 30, 2015 and December 31, 2014

€ millions	2015	2014
Trade and other payables	989	1,035
Tax liabilities	169	339
Financial liabilities	1,778	2,561
Other non-financial liabilities	2,144	2,810
Provision TomorrowNow and Versata litigation	0	1
Other provisions	494	149
Provisions	494	150
Deferred income	4,196	1,680
Total current liabilities	9,769	8,575

Trade and other payables	66	55
Tax liabilities	387	371
Financial liabilities	9,097	8,980
Other non-financial liabilities	261	219
Provisions	154	151
Deferred tax liabilities	344	356
Deferred income	63	78
Total non-current liabilities	10,373	10,210
Total liabilities	20,142	18,785

Issued capital	1,229	1,229
Share premium	533	614
Retained earnings	17,883	18,317
Other components of equity	2,260	563
Treasury shares	–1,133	–1,224
Equity attributable to owners of parent	20,772	19,499

Non-controlling interests	31	34
Total equity	20,802	19,533
Total equity and liabilities	40,944	38,318

Due to rounding, numbers may not add up precisely.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the six months ended June 30

€ millions	2015	2014
Profit after tax	882	1,090
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	646	478
Income tax expense	233	332
Financial income, net	22	–9
Decrease/increase in sales and bad debt allowances on trade receivables	14	16
Other adjustments for non-cash items	–21	32
Decrease/increase in trade and other receivables	32	297
Decrease/increase in other assets	–156	–168
Decrease/increase in trade payables, provisions, and other liabilities	–412	–593
Decrease/increase in deferred income	2,361	1,855
Interest paid	–90	–73
Interest received	40	27
Income taxes paid, net of refunds	–776	–709
Net cash flows from operating activities	2,775	2,575

Business combinations, net of cash and cash equivalents acquired	–10	–729
Cash receipts from derivative financial instruments related to business combinations	266	0
Total cashflows for business combinations, net of cash and cash equivalents acquired	256	–729
Purchase of intangible assets and property, plant, and equipment	–276	–304
Proceeds from sales of intangible assets or property, plant, and equipment	27	27
Purchase of equity or debt instruments of other entities	–1,099	–713
Proceeds from sales of equity or debt instruments of other entities	868	721
Net cash flows from investing activities	–224	–998

Dividends paid	–1,316	–1,194
Proceeds from reissuance of treasury shares	24	27
Proceeds from borrowings	1,745	500
Repayments of borrowings	–2,520	–586
Net cash flows from financing activities	–2,067	–1,253

Effect of foreign currency rates on cash and cash equivalents	111	51
Net decrease/increase in cash and cash equivalents	595	375
Cash and cash equivalents at the beginning of the period	3,328	2,748
Cash and cash equivalents at the end of the period	3,923	3,123

Due to rounding, numbers may not add up precisely.

F4

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended June 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	552	2	555	–89	465	241	1	242	129	129	92
Software licenses	979	0	979	–87	891	957	0	957	2	2	–7
Software support	2,531	0	2,531	–223	2,308	2,158	1	2,160	17	17	7
Software licenses and support	3,510	0	3,510	–310	3,200	3,116	1	3,117	13	13	3
Cloud and software	4,062	2	4,065	–400	3,665	3,357	2	3,359	21	21	9
Services	908	0	908	–90	818	794	0	794	14	14	3
Total revenue	4,970	2	4,972	–489	4,483	4,151	2	4,153	20	20	8

Operating Expense Numbers
Cost of cloud subscriptions and support	–212	25	–187			–105	17	–87	>100	>100
Cost of software licenses and support	–560	73	–487			–517	66	–451	8	8
Cost of cloud and software	–772	98	–674			–621	84	–538	24	25
Cost of services	–835	45	–790			–667	35	–633	25	25
Total cost of revenue	–1,607	143	–1,464			–1,289	118	–1,171	25	25
Gross profit	3,363	145	3,508			2,862	120	2,982	18	18
Research and development	–728	80	–648			–566	35	–531	29	22
Sales and marketing	–1,314	92	–1,223			–1,049	43	–1,006	25	22
General and administration	–256	10	–246			–218	12	–206	17	19
Restructuring	–367	367	0			–39	39	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–289	289	0	<-100	0
Other operating income/expense, net	3	0	3			–3	0	–3	<-100	<-100
Total operating expenses	–4,269	691	–3,578	339	–3,239	–3,453	536	–2,917	24	23	11

Profit Numbers
Operating profit	701	693	1,394	–150	1,244	698	538	1,236	1	13	1
Other non-operating income/expense, net	–53	0	–53			4	0	4	<-100	<-100
Finance income	39	0	39			47	0	47	–17	–17
Finance costs	–50	0	–50			–30	0	–30	69	69
Financial income, net	–11	0	–11			17	0	17	<-100	<-100
Profit before tax	637	693	1,330			719	538	1,257	–11	6
Income tax TomorrowNow and Versata litigation	0	0	0			76	–76	0	<-100	0
Other income tax expense	–168	–201	–369			–239	–80	–319	–30	16
Income tax expense	–168	–201	–369			–163	–156	–319	3	16
Profit after tax	469	492	960			556	382	938	–16	2
attributable to owners of parent	471	492	963			557	382	939	–15	3
attributable to non-controlling interests	–3	0	–3			–1	0	–1	>100	>100

Key Ratios
Operating margin (in %)	14.1		28.0		27.8	16.8		29.8	–2.7pp	–1.7pp	–2.0pp
Effective tax rate (in %)	26.4		27.8			22.6		25.4	3.8pp	2.4pp
Earnings per share, basic (in €)	0.39		0.80			0.47		0.79	–16	2

F5

	For the six months ended June 30
€ millions, unless otherwise stated	2015					2014			Change in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,056	8	1,063	–168	896	460	2	463	129	130	93
Software licenses	1,675	0	1,675	–157	1,518	1,581	0	1,581	6	6	–4
Software support	4,985	0	4,985	–440	4,545	4,255	3	4,258	17	17	7
Software licenses and support	6,660	0	6,660	–597	6,063	5,836	3	5,839	14	14	4
Cloud and software	7,715	8	7,723	–765	6,958	6,296	5	6,301	23	23	10
Services	1,751	0	1,751	–173	1,578	1,553	0	1,553	13	13	2
Total revenue	9,467	8	9,475	–938	8,537	7,849	5	7,854	21	21	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–409	47	–362			–188	36	–152	>100	>100
Cost of software licenses and support	–1,103	146	–957			–1,016	126	–890	9	8
Cost of cloud and software	–1,512	193	–1,319			–1,204	162	–1,042	26	27
Cost of services	–1,654	96	–1,558			–1,321	61	–1,260	25	24
Total cost of revenue	–3,166	289	–2,877			–2,525	223	–2,302	25	25
Gross profit	6,301	297	6,598			5,324	228	5,552	18	19
Research and development	–1,451	160	–1,291			–1,116	58	–1,057	30	22
Sales and marketing	–2,568	184	–2,383			–2,016	77	–1,939	27	23
General and administration	–528	52	–476			–423	27	–396	25	20
Restructuring	–418	418	0			–54	54	0	>100	0
TomorrowNow and Versata litigation	0	0	0			–290	290	0	<-100	0
Other operating income/expense, net	3	0	3			–4	0	–4	<-100	<-100
Total operating expenses	–8,128	1,104	–7,024	634	–6,391	–6,428	729	–5,699	26	23	12

Profit Numbers
Operating profit	1,339	1,112	2,451	–305	2,146	1,421	735	2,155	–6	14	0
Other non-operating income/expense, net	–201	0	–201			–7	0	–7	>100	>100
Finance income	87	0	87			69	0	69	26	26
Finance costs	–109	0	–109			–61	0	–61	81	81
Financial income, net	–22	0	–22			9	0	9	<-100	<-100
Profit before tax	1,115	1,112	2,227			1,423	735	2,157	–22	3
Income tax TomorrowNow and Versata litigation	0	0	0			77	–77	0	<-100	0
Other income tax expense	–233	–338	–571			–409	–144	–553	–43	3
Income tax expense	–233	–338	–571			–332	–221	–553	–30	3
Profit after tax	882	775	1,657			1,090	514	1,604	–19	3
attributable to owners of parent	885	775	1,660			1,091	514	1,605	–19	3
attributable to non-controlling interests	–3	0	–3			–1	0	–1	>100	>100

Key Ratios
Operating margin (in %)	14.1		25.9		25.1	18.1		27.4	–4.0pp	–1.6pp	–2.3pp
Effective tax rate (in %)	20.9		25.6			23.4		25.6	–2.5pp	0.0pp
Earnings per share, basic (in €)	0.74		1.39			0.91		1.34	–19	3

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

2)

Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F6

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q2 2015	1/1 - 6/30/2015	Q2 2014	1/1 - 6/30/2014
Operating profit (IFRS)	701	1,339	698	1,421
Revenue adjustments	2	8	2	5
Adjustment for acquisition-related charges	188	371	131	261
Adjustment for share-based payment expenses	135	314	76	124
Adjustment for restructuring	367	418	39	54
Adjustment for TomorrowNow and Versata litigation	0	0	289	290
Operating expense adjustments	691	1,104	536	729
Operating profit adjustments	693	1,112	538	735
Operating profit (Non-IFRS)	1,394	2,451	1,236	2,155

Due to rounding, numbers may not add up precisely.

F7

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended June 30
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	115	0	115	–12	104	60	0	60	93	94	74
Americas	388	2	390	–72	318	160	1	162	142	141	96
APJ	50	0	50	–6	44	21	0	21	137	138	111
Cloud subscriptions and support revenue	552	2	555	–89	465	241	1	242	129	129	92

Cloud and software revenue by region
EMEA	1,743	0	1,743	–52	1,691	1,583	1	1,584	10	10	7
Americas	1,684	2	1,686	–284	1,403	1,241	2	1,243	36	36	13
APJ	635	0	635	–64	571	533	0	532	19	19	7
Cloud and software revenue	4,062	2	4,065	–400	3,665	3,357	2	3,359	21	21	9

Total revenue by region
Germany	629	0	629	–1	628	597	0	597	5	5	5
Rest of EMEA	1,504	0	1,504	–63	1,441	1,369	1	1,370	10	10	5
Total EMEA	2,133	0	2,133	–64	2,069	1,967	1	1,967	8	8	5
United States	1,657	2	1,659	–317	1,342	1,162	2	1,163	43	43	15
Rest of Americas	413	0	413	–31	381	384	0	384	7	7	–1
Total Americas	2,070	2	2,072	–349	1,723	1,546	2	1,547	34	34	11
Japan	152	0	152	–6	146	134	0	134	13	13	9
Rest of APJ	616	0	616	–70	545	504	0	504	22	22	8
Total APJ	768	0	768	–77	691	638	0	638	20	20	8
Total revenue	4,970	2	4,972	–489	4,483	4,151	2	4,153	20	20	8

F8

	For the six months ended June 30th
€ millions	2015					2014			Change in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	230	1	231	–23	208	114	0	114	103	103	83
Americas	731	7	738	–133	605	307	2	309	138	138	96
APJ	94	0	94	–12	82	40	0	40	137	137	108
Cloud subscriptions and support revenue	1,056	8	1,063	–168	896	460	2	463	129	130	93

Cloud and software revenue by region
EMEA	3,312	1	3,314	–88	3,225	2,976	2	2,978	11	11	8
Americas	3,193	7	3,200	–547	2,652	2,372	3	2,375	35	35	12
APJ	1,209	0	1,210	–129	1,081	948	0	948	28	28	14
Cloud and software revenue	7,715	8	7,723	–765	6,958	6,296	5	6,301	23	23	10

Total revenue by region
Germany	1,187	0	1,187	–2	1,185	1,132	0	1,132	5	5	5
Rest of EMEA	2,887	1	2,888	–110	2,778	2,602	1	2,604	11	11	7
Total EMEA	4,074	1	4,075	–112	3,963	3,734	2	3,736	9	9	6
United States	3,112	6	3,119	–583	2,536	2,225	3	2,228	40	40	14
Rest of Americas	812	0	812	–87	725	740	0	740	10	10	–2
Total Americas	3,924	7	3,931	–670	3,261	2,965	3	2,968	32	32	10
Japan	306	0	307	–15	292	264	0	264	16	16	11
Rest of APJ	1,163	0	1,163	–142	1,021	886	0	886	31	31	15
Total APJ	1,469	0	1,469	–156	1,313	1,149	0	1,150	28	28	14
Total revenue	9,467	8	9,475	–938	8,537	7,849	5	7,854	21	21	9

1)

Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2)

Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F9